                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                            CAMPBELL RESOURCES INC.
                              (Registrant's Name)

                         1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20- F or Form 40-F

                     Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release -- November 26, 2007 -- CAMPBELL RESOURCES ANNOUNCES THE CLOSING OF A $2.5 MILLION FINANCING

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CAMPBELL RESOURCES INC.


                                           /s/ Real Savoie
                                           ---------------------------
                                           Real Savoie
                                           Vice-President Finance


DATE: November 27, 2007

                                 EXHIBIT INDEX
                                 -------------

99.1 Press Release -- November 26 2007 -- CAMPBELL RESOURCES ANNOUNCES THE CLOSING OF A $2.5 MILLION FINANCING